UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Plains All American Pipeline, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

726503105

(CUSIP Number)

Richard McGee

Executive Vice President, General Counsel and Secretary

Plains All American GP LLC

333 Clay Street, Suite 1600

Houston, Texas 77002

(713) 646-4100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 1, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

SCHEDULE 13 D

CUSIP No. 726503105

1	Name of Reporting Person Plains AAP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 291,611,545 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 291,611,545 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 291,611,545 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.3% of Common Units*

14	Type of Reporting Person PN

* - See Item 5.

SCHEDULE 13 D

CUSIP No. 726503105

1	Name of Reporting Person Plains All American GP LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 291,611,545 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 291,611,545 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 291,611,545 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.3% of Common Units*

14	Type of Reporting Person OO

* - See Item 5.

SCHEDULE 13 D

CUSIP No. 726503105

1	Name of Reporting Person Plains GP Holdings, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 291,611,545 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 291,611,545 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 291,611,545 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.3% of Common Units*

14	Type of Reporting Person PN

* - See Item 5.

SCHEDULE 13 D

CUSIP No. 726503105

1	Name of Reporting Person PAA GP Holdings LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO (please see Item 3 below)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 291,611,545 Common Units

	8	Shared Voting Power 0 Common Units

	9	Sole Dispositive Power 291,611,545 Common Units

	10	Shared Dispositive Power 0 Common Units

11	Aggregate Amount Beneficially Owned by Each Reporting Person 291,611,545 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 40.3% of Common Units*

14	Type of Reporting Person OO

* - See Item 5.

This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed by each of Plains AAP, L.P., a Delaware limited partnership (“AAP”), Plains All American GP LLC, a Delaware limited liability company (“GP LLC”), Plains GP Holdings, L.P., a Delaware limited partnership (“PAGP”), and PAA GP Holdings LLC, a Delaware limited liability company (“PAGP GP” and, together with AAP, GP LLC and PAGP, the “Reporting Persons”), to amend the Schedule 13D filed on November 21, 2016  (the “Schedule 13D”). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings ascribed to them in the Schedule 13D. This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

On February 2, 2017 and February 28, 2017, an owner of AAP Class A units exercised its right to effect an AAP Unit Redemption (a “Redemption Right”) with respect to 75,000 and 80,000 AAP Class A units, respectively, resulting in the cancellation of such AAP Class A units and the distribution of an equal number of PAA Common Units from AAP to the redeeming partner.

On December 30, 2016, two owners of AAP Class A units exercised Redemption Rights with respect to an aggregate 3,035,517 AAP Class A units, resulting in the cancellation of such AAP Class A units and the distribution of 3,035,517 PAA Common Units from AAP to the redeeming partners.

Mr. Greg Armstrong, one of the Listed Persons included on Schedule 1 hereto, disposed of an aggregate of 20,000 PAA Common Units pursuant to a gift transaction effected in January 2017.

From December 28, 2016 through the date of this Amendment, PAGP sold an aggregate 1,786,326 Class A shares under its continuous equity offering program and used the net proceeds therefrom to purchase an equivalent number of AAP Class A units. AAP used such net proceeds to purchase an equivalent number of Common Units from PAA.

On February 14, 2017, PAGP issued a total of 7,810 Class A shares in connection with the vesting of awards outstanding under its long-term incentive plan.  In connection with such vesting and pursuant to the Omnibus Agreement, PAA issued a total of 7,810 Common Units to AAP.

On February 23, 2017, PAGP entered into an underwriting agreement with the representative of the several underwriters named in Schedule I thereto (the “Underwriters”), relating to the issuance and sale by PAGP, and purchase by the Underwriters, of 42,000,000 Class A shares of PAGP.  PAGP also granted the Underwriters a 30-day option to purchase up to 6,300,000 additional Class A shares (the “Over-Allotment Option”). On February 24, 2017, the Underwriters exercised in full their Over-Allotment Option. The PAGP offering closed on March 1, 2017. In connection with the closing of the PAGP offering and pursuant to the Omnibus Agreement, PAA issued 48,300,000 Common Units to AAP.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety by the following:

(a)                                 (1)                                 AAP is the record and beneficial owner of 291,611,545 Common Units. Based on there being 723,404,994 Common Units outstanding as of March 1, 2017, AAP’s Common Units represent 40.3% of the outstanding Common Units at such time.

(2)                                 GP LLC, PAGP and PAGP GP may, pursuant to Rule 13d-3, be deemed to be indirect beneficial owners of the 291,611,545 Common Units owned of record by AAP.

(b)           The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.  See Schedule 1 for the information applicable to the Listed Persons.

(c)           Except as described elsewhere in this Schedule 13D (as amended), none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Listed Persons has effected any transactions in the Common Units during the past 60 days.

(d)           The owners of Class A units of AAP have the right to receive a pro rata portion of cash distributed in respect of the Common Units owned by AAP.  EMG Investment, LLC, through its 15.6% economic ownership interest in AAP, has the right to receive such distributions in respect of approximately 6.3% of the outstanding Common Units as of March 1, 2017.

(e)           Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      March 7, 2017

PLAINS AAP, L.P.

By:	Plains All American GP LLC, its general partner

By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and Secretary

PLAINS ALL AMERICAN GP LLC

By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and Secretary

PLAINS GP HOLDINGS, L.P.

By:	PAA GP Holdings LLC, its general partner

By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and Secretary

PAA GP HOLDINGS LLC

By:	/s/ Richard McGee
	Name:	Richard McGee
	Title:	Executive Vice President, General Counsel and Secretary

Schedule I

Schedule I to the Schedule 13D is hereby amended and restated in its entirety by the following:

Executive Officers(1)

Greg L. Armstrong

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Chairman of the Board and Director of PAA GP Holdings LLC and Chief Executive Officer of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 1,467,871

Harry N. Pefanis

Address: c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: President and Chief Operating Officer of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 847,532

Wilfred (Willie) C. Chiang

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas  77002

Principal Occupation:  Executive Vice President and Chief Operating Officer (U.S.) of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 0

Dan Nerbonne

Address: c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Executive Vice President—Operations and Engineering of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 0

Richard K. McGee

Address: c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Executive Vice President, General Counsel and Secretary of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 113,420

Al Swanson

Address: c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Executive Vice President and Chief Financial Officer of Plains All American GP LLC

(1)   GP LLC employs management and operational personnel of each of the Reporting Persons.

Citizenship:  USA

Amount Beneficially Owned: 100,998

John P. vonBerg

Address: c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Executive Vice President—Commercial Activities of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 0

Chris Herbold

Address:  c/o PAA GP Holdings LLC 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation:  Vice President—Accounting and Chief Accounting Officer of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 34,227

Directors(2)

Greg L. Armstrong

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Chairman of the Board and Director of PAA GP Holdings LLC and Chief Executive Officer of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 1,467,871

Harry N. Pefanis

Address: c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Director of PAA GP Holdings LLC and President and Chief Operating Officer of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 847,532

Wilfred (Willie) C. Chiang

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas  77002

Principal Occupation:  Director of PAA GP Holdings LLC and Executive Vice President and Chief Operating Officer (U.S.) of Plains All American GP LLC

Citizenship:  USA

Amount Beneficially Owned: 0

John T. Raymond

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Owner and Founder of The Energy & Minerals Group

Citizenship:  USA

(2)  None of AAP, GP LLC or PAGP have a board of directors.  PAGP GP’s board of directors functions as the board of directors for each of the Reporting Persons.

Amount Beneficially Owned: 1,599,616

Robert V. Sinnott

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Co-Chairman of Kayne Anderson Capital Advisors, L.P.

Citizenship:  USA

Amount Beneficially Owned: 346,393

Bernard (Ben) Figlock

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Vice President and Treasurer at Occidental Petroleum Corporation

Citizenship:  USA

Amount Beneficially Owned: 0

Everardo Goyanes

Address: c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation:  Founder of Ex Cathedra LLC

Citizenship:  USA

Amount Beneficially Owned: 88,400

J. Taft Symonds

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Chairman of the Board of Symonds Investment Company, Inc.

Citizenship:  USA

Amount Beneficially Owned: 104,050

Victor Burk

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Managing Director for Alvarez and Marsal

Citizenship:  USA

Amount Beneficially Owned: 14,543

Gary R. Petersen

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Managing Partner of EnCap Investments L.P.

Citizenship:  USA

Amount Beneficially Owned: 49,450

Bobby S. Shackouls

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: Retired Chairman, Burlington Resources

Citizenship:  USA

Amount Beneficially Owned: 19,418

Christopher M. Temple

Address:  c/o PAA GP Holdings LLC, 333 Clay Street, Suite 1600, Houston, Texas 77002

Principal Occupation: President of DelTex Capital LLC

Citizenship:  USA

Amount Beneficially Owned: 31,250